March 4, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Raminpour
Branch Chief

Re:	Lions Gate Entertainment Corp.
Form 10-K for the fiscal year ended March 31, 2015
Filed May 21, 2015
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” “our,” or “LGEC”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2015 contained in your letter dated February 22, 2016. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

We respectfully submit that we do not believe that any amendment to our Annual Report on Form 10-K for the fiscal year ended March 31, 2015 is necessary or required in connection with the Staff’s comments. Rather, as discussed more fully below, we hereby undertake to adjust our disclosure in future filings as appropriate.

Annual Report on Form 10-K for the Year Ended March 31, 2015

Schedule II. Valuation and Qualifying Accounts, page 80

Comment 1:    For the year ended March 31, 2015 we note that the amount charged to expense for the returns and allowances reserve was much less than actual returns. Please tell us why there is such a difference.

Response:

As more fully described in the Critical Accounting Policies section on page 37 of our fiscal 2015 Form 10-K, we perform an analysis of the sales returns reserve each period which considers many factors including among other factors, previous returns experience, point-of-sale data available from certain retailers, and projected future sales of the title to the consumer based on the actual performance of similar titles on a title-by-title basis.

We reserve a percentage of any product sales that provide the customer with the right of return. The amounts charged to expense for such sales returns is reflected as a reduction in revenues and included on Schedule II (herein referred to as the returns provision). The returns provision and the actual returns fluctuate from period to period due to a number of factors including the level of packaged media revenues in the applicable periods.

The returns provision was less than actual returns in fiscal 2015 due to the reduced levels of packaged media sales in fiscal 2015 and the natural lag in returns from sales made in prior quarters. The returns in fiscal 2015 relate to both revenues generated in fiscal 2015 and revenues generated in fiscal 2014, particularly the fourth quarter of fiscal 2014. Packaged media gross revenue (i.e., before any reduction for the returns provision) was approximately $822.5 million in fiscal 2014 compared to $655.3 million in fiscal 2015. In particular, the gross revenue generated in the fourth quarter of fiscal 2014 was $301.4 million, compared to $192.1 million in the fourth quarter of fiscal 2015. This led to the actual returns in fiscal 2015 being higher than the returns provision in fiscal 2015 due to the lag between sales and corresponding returns.

Note 12. Income Taxes, page F-36

Comment 2:     We note that although foreign income before tax was 68% of your consolidated pretax income for 2015, the effective income tax rate on this income was only about 2%. We also note from the reconciliation between income taxes computed at a Federal statutory rate of 35% and the effective income tax rate that foreign and provincial operations subject to different income taxes significantly reduced your effective income tax rate. Please explain to us the nature of this significant reconciling item including the nature of any foreign jurisdictions that contribute a significant amount of income with a low or no tax rate. Also, please explain to us why foreign operations appear to have a more significant effect in decreasing the tax rate in fiscal 2015 than in prior years.

Response:

Lions Gate Entertainment Corp. ("LGEC") has always been a British Columbia, Canada corporation and is therefore subject to Canadian tax laws. As described in the Critical Accounting Policies section on page 38 of our fiscal 2015 Form 10-K, our effective tax rates are affected by many factors, including the overall level of pre-tax income, the mix of pre-tax income generated across the various jurisdictions in which we operate, changes in tax laws and regulations in those jurisdictions, changes in valuation allowances on our deferred tax assets, tax planning strategies available to us and other discrete items.

The foreign rate differential reconciling item in fiscal 2015 is primarily driven by the Canadian tax laws affecting LGEC, particularly the favorable permanent book-tax difference for certain foreign affiliate dividends. Specifically, Canadian tax law permits such dividends to be received without being subject to

Canadian tax. The tax benefit in fiscal 2015 related to the foreign rate differential was $46.5 million, of which $44.7 million was specific to this item. The remaining $1.8 million relates to income earned in lower tax jurisdictions, principally the U.K.

Our foreign operations had a more significant effect in decreasing the tax rate in fiscal 2015 than in prior years because LGEC had a larger foreign affiliate dividend in fiscal 2015. The larger foreign affiliate dividend received in fiscal 2015 is the result of implementing business and financing strategies as noted on page 51 of our fiscal 2015 Form 10-K during fiscal 2014 with a greater full year impact occurring in fiscal 2015.

The business and financing strategies include aligning our operational and capital financing arrangements with the organizational structure of LGEC and moving our international sales force to our subsidiary in the U.K. This structure allows the business operations to be closer to the markets we serve and provides for more efficient management of capital resources on a global basis, including financing our U.S. operations, funding worldwide investment opportunities, dividend payments, and share repurchases.

Note 14. Segment Information, page F-39

Comment 3:     It appears from your disclosures on page 4 and elsewhere that both Motion Pictures revenue and Television Production revenue include revenue derived from several different sources. Please revise to separately disclose revenue for each product or service or group of similar product or services as required by ASC 280-10-50-40.

Response:

For both Motion Pictures revenue and Television Production revenue, we will revise future filings to include the information regarding revenues for each product or service or group of similar product or services as already discussed on page 4 of our fiscal 2015 Form 10-K and discussed and disclosed in our Management's Discussion and Analysis.

*****
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer

cc:	Wayne Levin, Esq.
Adrian Kuzycz, Esq.